N E W S R E L E A S E

December 8, 2014

Nevsun Update on Bisha Operations

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT:NSU) (Nevsun or the Company) reports an update on operations at the Bisha Mine in Eritrea.  Over the past week the Bisha process plant has had power supply issues with its third party power plant, causing a temporary halt in concentrate production.  Mining operations continue at full capacity and Bisha continues to truck and export stockpiled concentrates.  The Company has already achieved its annual production guidance and the plant interruption does not have a negative impact on the Company’s 2014 financial results as we will draw down and sell from stockpiled concentrate inventories.

Bisha’s diesel power plant is provided by Aggreko Power Systems.  Recently, Aggreko replaced nine of the 27 generators as part of scheduled maintenance of the plant.  The fix of the power interruption was initially thought to be a short-term issue however the power facility has been unable to reliably restart and Aggreko has mobilized to the Bisha site appropriate resources and technical personnel to assess and correct the problem in a timely manner.  Nevsun will provide an update on when the plant is expected back online.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production of copper and related cash flows and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated power interruptions or failures due to electrical circuit failures or inadequate fuel quality required to effectively operate power generators for the plant or otherwise or costs or required repairs to the copper floatation plant; or (x) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2013, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2013, and the Company’s Management Discussion and Analysis for the year ended December 31, 2013, for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial copper concentrate production in December 2013 and ranks as one of the highest grade open pit copper mines in the world.  Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com